Filed pursuant to Rule 253(g)(2)

File No. 024-10527

Cottonwood Multifamily REIT I, Inc.

Supplement No. 1 Dated August 5, 2016

To the Offering Circular Dated May 27, 2016

This document supplements, and should be read in conjunction with, the offering circular of Cottonwood Multifamily REIT I, Inc. dated May 27, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	the acquisition of three multifamily apartment communities;

•	a credit facility obtained by us;

•	modification of our investment policy agreement; and

•	additional Rule 262 disclosures.

Financing

On August 3, 2016 wholly-owned subsidiaries of the joint ventures we have formed with Cottonwood Residential O.P., LP obtained a credit facility from Berkadia Commercial Mortgage, LLC under the Fannie Mae credit facility program (the “Facility”). Pursuant to the terms of the Facility, the wholly-owned subsidiaries of the joint ventures formed by us and Cottonwood Residential O.P., LP obtained advances secured against the real property owned by such entities. The advances have variable interest rate and fixed interest rate tranches, which have been determined on a property by property basis. The aggregate loan to value ratio for all advances made with respect to the Facility cannot exceed 65% at the time any advance is made. There is no limit on the amount that we can borrower under the Facility so long as we maintain the loan to value ratio and other requirements set forth in the Facility loan documents. Each advance will be cross-collateralized with the other advances. The Facility permits the joint ventures to sell the multifamily apartment communities that are secured by the Facility individually provided that certain debt coverage ratios and other requirements are met.

At the time that the Facility was entered into, wholly-owned subsidiaries of the joint ventures obtained advances totaling $89,900,000 in the aggregate with respect to the three properties that we have acquired. Of this amount, $56,900,000 is a fixed rate portion which bears interest at a rate of 3.39% per annum. The additional $33,000,000 is a floating rate portion which will bear interest at a rate equal to 2.18% over the then current 1 month LIBOR. The joint ventures have entered into an interest rate cap agreement which provides that the highest interest rate we will be charged on the floating rate portion of the loan is 4.18%. The advances are allocated to each property as described below.

Asset Acquisitions

The Marq Highland Park (formerly known as Altis at Highland Park)

On August 3, 2016, we acquired an interest in a joint venture that owns The Marq Highland Park. For information regarding this multifamily apartment community, please see our Offering Statement.

Cottonwood Residential O.P., LP originally acquired the property from a third party seller for a purchase price of $45,960,000. We contributed $15,250,000 to CW Highland Park JV, LLC and received a 90% membership interest therein. Cottonwood Highland Park H, LLC, a wholly-owned subsidiary of Cottonwood Residential O.P., LP contributed $1,694,444 to CW Highland Park JV, LLC and received a 10% membership interest therein. The allocated amount of the loan facility for The Marq Highland Park is $30,500,000.

Cottonwood Highland Park H, LLC has made loans to us in the aggregate amount of $15,250,000 in order to allow us to fund our capital contribution to CW Highland JV, LLC (which includes amounts necessary to establish reserves). Such loans will bear interest at a rate of 6% per annum. The loans are intended to be repaid from available cash flow from The Marq Highland Park and from the sale of our shares.

Westside Apartments

On July 11, 2016, we formed a joint venture called CW Westside JV, LLC with CW Westside H, LLC, a wholly owned subsidiary of Cottonwood Residential O.P., LP. On August 3, 2016, CW Westside JV, LLC, through CW Westside Apartments, LLC, a wholly-owned subsidiary thereof, acquired the multifamily apartment community commonly known as Westside Apartments located at 691 14th Street, Atlanta, Georgia. We contributed $16,550,000 to CW Westside JV, LLC and received a 90% membership interest therein and CW Westside H, LLC contributed $1,838,889 to CW Westside JV, LLC and received a 10% membership interest therein. The allocated amount of the loan facility for Westside Apartments is $25,300,000.

CW Westside JV, LLC (through its wholly-owned subsidiary) acquired Westside Apartments for a purchase price of $43,000,000 from GS Westside Subsidiary, LLC, an unaffiliated seller. The Westside Apartments are a part of a mixed use development, which development consists of a mid-rise apartment complex and a retail component that includes 2 restaurants and 2 retail shops situated on approximately 1.639 acres. The development was constructed in 2014, and includes 2 separate structures that are 6- and 7-stories in height with a 3-level garage on the east elevation. There are 197 apartment units, consisting of 169,366 net rentable square feet, which major apartment types include studio, 1-bedroom and 2-bedroom floorplans. Amenities include an outdoor fire pit and grill, a fitness center, a clubhouse, an outdoor swimming pool, Wi-Fi center, dog walk and secured parking. According to the rent roll dated July 4, 2016, the Westside Apartments were leased at a rate of 91.88%.

We obtained a third party appraisal from Southeast Realty Consultants, according to which, the “as-is” appraised market value of the Westside Apartments as of June 22, 2016 was $43,200,000.

The Westside Apartments are located in a formerly industrial portion of Atlanta, which is known for the potential to contain slag fill soils. According to the Phase I Environmental Site Assessment prepared by Partner Engineering and Science, Inc. (“Partner”) dated June 24, 2016 (the “Westside Needs Assessment”), which we may rely upon, the Westside Apartments was accepted into the brownfields program by the Georgia Environmental Protection Department (“GEPD”) in September 2011 due to groundwater and soil contamination found at the Westside Apartments. Following soil remediation activities, the site soils were found to be in compliance with applicable regulations for soils and no additional corrective action related to the soil and/or source material was deemed necessary. Partner concluded that based on the sampling data, the removal of impacted soil and the regulatory status, the former impacted soils and groundwater migration from the off-site source is considered a historical recognized environmental condition for the Westside Apartments, and no further investigated was warranted at the time of the Westside Site Assessment.

The Westside Apartments are a condominium project, subject to the Elan Westside Condominium Declaration and the Georgia Condominium Act, O.C.G.A. § 44-3-70, et seq., as it may be amended. Pursuant to the Elan Westside Condominium Declaration, the Westside Apartments constitute the Residential Master Unit. The Retail Condominium Owner is Westbridge Realty Partner. The Master Board of Directors has architectural control over the development, and we must obtain the written approval of the Master Board of Directors before making any alterations or improvements to the Westside Apartments. We will have the controlling interest over the condominium association; provided, that some decisions require the consent of all of the owners of the condominium association. Pursuant to the Elan Westside Condominium Declaration, we are responsible for maintaining, repairing and replacing, at our sole cost and expense, the Westside Apartments. The Association is responsible for maintaining the common elements of the development. We purchased the Westside Apartments subject to the Elan Westside Restrictive Covenants, which prohibit us from selling, transferring or conveying any portion of the Westside Apartments as an individual condominium unit, which restriction will continue through July 31, 2023.

CW Westside H, LLC has made loans to us in the aggregate amount of $16,550,000 in order to allow us to fund our capital contribution to CW Westside JV, LLC (which includes the establishment of certain reserves). Such loan will bear interest at a rate of 6% per annum. The loan is intended to be repaid from available cash flow from the Westside Apartments and from the sale of our shares.

Alpha Mill Apartments

On July 7, 2016, we formed a joint venture called CW Alpha Mills JV, LLC with Cottonwood Alpha Mills H, LLC, a wholly owned subsidiary of Cottonwood Residential O.P., LP. On August 3, 2016, CW Alpha Mills JV, LLC, through CW Alpha Mills Apartments, LLC, a wholly-owned subsidiary thereof, acquired the multifamily apartment community commonly known as Alpha Mill Apartments located at 220 Alpha Mill Lane, Charlotte, North Carolina. We contributed $17,250,000 to CW Alpha Mills JV, LLC and received a 90% membership interest therein and Cottonwood Alpha Mills H, LLC contributed $1,916,667 to CW Alpha Mills JV, LLC and received a 10% membership interest therein. The allocated amount of the loan facility for the Alpha Mill Apartments is $34,100,000.

CW Alpha Mills JV, LLC (through its wholly-owned subsidiary) acquired the Alpha Mill Apartments for a purchase price of $51,925,000 from AERC Alpha Mill Lance, L.P., an unaffiliated seller. The Alpha Mill Apartments are a multifamily garden style apartment community situated on a total of 8.263 acres. The original portion of the Alpha Mill Apartments (originally built as a cotton mill) that was built in 1888. In 2007 (with further renovations in 2014), the original cotton mill buildings were completely renovated to be converted to multifamily apartment buildings. An additional phase of the project was constructed in 2014. The Alpha Mill Apartments contain 12 2- to 4-story buildings (including the leasing office), consisting of a total of 221,616 square feet of space. There are a total of 267 apartment units, which include studio, 1-bedroom and 2-bedroom floorplans. There are numerous amenities including an authentic mill-style clubhouse and modern clubhouse, 3 rooftop terraces with uptown skyline views, dog park with turf and park benches, a swimming pool, 2 fitness centers, outdoor fireplace, grilling area, Wi-Fi lounge, billiards, business center, common area Wi-Fi, 24-hour resident lounge, poker room and private storage availability, in a gated community. According to the rent roll dated July 27, 2016, the Alpha Mill Apartments were leased at a rate of 95.13%.

We obtained a third party appraisal from Cushman & Wakefield of North Carolina, Inc., according to which, the “as-is” appraised market value of the Alpha Mill Apartments as of May 24, 2016 was $53,000,000.

The land upon which the Alpha Mill Apartments are located (and a portion of the buildings) was historically used as a cotton mill, textile mill, metal engraving, metal plating and film processing laboratory. According to the Phase I Environmental Site Assessment Report prepared by Partner Engineering North Carolina, PLLC (“Partner”) dated June 23, 2016 (the “Alpha Mill Site Assessment”), which we may rely upon, the land on which the Alpha Mill Apartments are located is a brownfields site as a result of the existing groundwater and soil contamination due to these historic uses. Although over 3,700 tons of impacted soil was removed and replaced with clean fill during redevelopment of the Alpha Mill Apartments for its current multi-family use, groundwater and soils remain impacted with volatile organic compounds (“VOCs”), semi-volatile VOCs (“SVOCs”) and metals. Further, groundwater contamination is migrating northeast and extends 600 feet from the Alpha Mill Apartments, although in decreasing concentrations. The Alpha Mill Apartments is subject to that certain Brownfields Agreement dated June 15, 2005 (the “Alpha Mill Brownfields Agreement”) with the North Carolina Department of Environment and Natural Resources (the “DENR”). The Alpha Mill Brownfields Agreement imposes certain Land Use Restrictions (the “LURs”) to the Alpha Mill Project in exchange for a measure of protection from enforcement and/or suit for remediation of contamination due to the historical uses. The LURs are as follows: (i) no surface or groundwater at the Alpha Mills Project may be used for any purpose without approval, (ii) no activities that encounter, expose, remove or use groundwater may occur onsite without prior sampling and analysis of groundwater to the satisfaction of the DENR, (iii) soils underlying paved surfaces and building may not be exposed without the performance of any prior sampling that the DENR require, and submittal of the analytical results must be made to the DENR, (iv) soil underlying landscaping materials may not be disturbed, or landscaping materials planted, without the prior addition of 2 feet of clean fill or other material acceptable to DENR, (v) no mining may be conducted on or under the site, including, without limitations, extraction of coal, oil, gas or any other minerals or non-mineral substances, (vi) no basements may be constructed unless they are, as determined by the DENR, vented in conformance with applicable building codes, (vii) none of the contaminants known to be presence in the environmental media may be used or stored at the Alpha Mill Project without the prior approval of the DENR, except in de minimis amounts of cleaning and routine housekeeping activities, (viii) during January of each year, the we must (a) sample monitoring wells

MW-1s, MW-2s, MW-7i and a point near sample location SUR-4, (b) analyze the samples for VOCs, total chromium, hexavalent chromium and copper and (c) report the results to the DENR each year as part of the required updates and (ix) during January of each year, we must submit a notarized LURs Update to the DENR certifying that the Notice of Brownfields Property containing these restrictions remain recorded at the Mecklenburg County Register of Deeds office, and that we are in compliance with the LURs. The Alpha Mill Brownfields Agreement allows for an owner to discontinue sampling if the analytical results is observed to decrease over time. The Alpha Mill Seller requested discontinuance of the sampling obligation and, on June 17, 2016, DENR agreed to remove the groundwater sampling requirements (LUR 8). Partner determined that the subsurface impacts associated with the historical use of the Alpha Mill Apartments are considered a controlled environmental condition (“CREC”). In Partner’s opinion, the remaining impacts associated with the historical use of the Alpha Mill Apartments does not present a health risk to the residents or other occupants or imped the intended residential use of the Alpha Mill Project, and no further assessment is recommended. The Alpha Mill Brownfields Agreement contains exclusions to liability coverage and does not protect against liability of third parties such as personal injury, toxic tort or nuisance. Although Partner observed that the Alpha Mill Apartments are in compliance with the Alpha Mill Brownfields Agreement, there is no guarantee that future liability will not arise.

Cottonwood Alpha Mills H, LLC has made loans to us in the aggregate amount of $17,250,000 in order to allow us to fund our capital contribution to CW Alpha Mills JV, LLC (which includes the establishment of certain reserves). Such loan will bear interest at a rate of 6% per annum. The loan is intended to be repaid from available cash flow from the Alpha Mill Apartments and from the sale of our shares.

Investment Policy Agreement

We have amended our investment policy agreement to change the definition of “Investment Criteria” to mean an investment that requires not more than a $15,000,000 equity investment by us (an increase from $10,000,000). In addition, we have added Tampa, Florida; Charlotte, North Carolina; Austin, Texas and Nashville, Tennessee to our primary markets list.

Additional Selling Group Member Disclosure

In order to comply with the requirements of Rule 202(d) of Regulation A, we are required to inform potential investors of state sanctions on the following additional current or potential selling group members.

Thomas Michael Baer (CRD# 1663820) (“Baer”), associated with Madison, entered into a Consent Order with the Insurance Commissioner of the Commonwealth of Pennsylvania on July 9, 2009 (the “Baer Order”), whereby Baer consented to the Baer Order. The Baer Order stated that Baer sold insurance policies to customers where signatures indicated the sale was made in Ohio when in fact the customers lived, signed and purchased the policies in Pennsylvania. Such acts of Baer were in violation of Purdon’s Pennsylvania Statutes, Section 310.11(7) which prohibits licensees from the use of fraudulent, coercive or dishonest practices or demonstrating incompetence, untrustworthiness or financial irresponsibility in the conduct of doing business in the Commonwealth of Pennsylvania. The Baer Order provided, among other requirements, that Baer pay a civil penalty equal to $10,000, and that Baer cease and desist from engaging in false or fraudulent statements on insurance company applications.

Independent Financial Group, LLC (“IFG”), a selling group member in the offering, has notified the Company and the Managing Broker Dealer that it has determined that a registered representative is subject to final orders of certain state securities commissions as follows:

Ralph Hendry (CRD #2422745) (“Hendry”), associated with IFG, entered into a Settlement Order with the Virginia Division of Securities on September 24, 2008 (the “Hendry Settlement Order”). The Hendry Settlement Order was based on alleged violations of the Virginia Securities Act and the Commission’s Rules and Regulations, which Hendry neither admitted nor denied. The Virginia Division of Securities alleged that, among other alleged violations, Hendry violated (i) Section 13.1-502(2) of the Virginia Securities Act by offering and selling stock in a company that did not legally exist to a client without the associated broker-dealer’s knowledge and (ii) Rule 21 VAC 5-20-280.B.3 by establishing and maintaining an account containing fictitious information in order to execute transactions which would otherwise be unlawful or prohibited. Pursuant to the Hendry Settlement Order, Hendry agreed to pay a penalty equal to $20,000 and investigative costs equal to $1,300.

Thomas Doncaster (CRD #1926394) (“Doncaster”), associated with IFG, entered into a Consent Order with the Washington Department of Financial Institutions – Securities Division (the “WA Division”) on November 10, 2011 (the “Doncaster Consent Order”). The Doncaster Order was based on findings, which Doncaster neither admitted nor denied, that Doncaster offered and sold unsuitable variable annuities to customers, falsified account applications, provided clients with unauthorized financial projections, and engaged in other misleading conduct. The Doncaster Consent Order found, among other things, that Doncaster violated Revised Code of Washington (“RCW”) Section 21.20.010 (the anti-fraud section of the Securities Act of Washington (the “Washington Securities Act”), which was a dishonest or unethical business practice under RCW Section 21.20.110(1)(g) and Washington Administrative Code Section 460-22B-090, because Doncaster made untrue statements of material fact, engaged in manipulative or deceptive practices, and/or omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading. Pursuant to the Doncaster Consent Order, Doncaster agreed to cease and desist from violating certain sections of the Washington Securities Act, and he agreed to pay the Securities Division the costs and other expenses in the investigation of the matter equal to $7,000.